EXHIBIT 1



         June 3, 1997                                Kitty Griffith
         8:30 AM, EDT                                Corporate Communications
                                                     804-771-7251

                    SIGNET REPORTS CORPORATE REDESIGN RESULTS
    Plan Aligns Infrastructure for Superior Customer Service, Revenue Growth

      RICHMOND, VA., June 3--Signet Banking Corporation (SBK) today announced the results of a comprehensive redesign program that will enable it to achieve its strategic goal of becoming a leading national, customer-focused, information-based financial services company with a strong Mid-Atlantic presence.

      Implementation of the program is expected to add $10 million to revenues and to reduce expenses $58 million for an annual total benefit of $68 million pre-tax by year-end 1998. These benefits are net of implementation costs and significant investments in technology. The per share annual improvement is expected to be $.72 after tax by December 1998, excluding the effect of branch sales described below.

      To accomplish this, Signet began a corporate redesign, known as ADVANCE, in October 1996. The objective was to align Signet's infrastructure with its business strategies to better serve customers, enhance revenues, improve efficiency and create superior value for shareholders. The changes that begin today are a direct result of ADVANCE.

      In connection with the project, Signet will take a second quarter restructuring charge estimated at $57 million pre-tax, which if applied to first quarter operating income adjusted for the impact of the hiring freeze, would result in a pro forma loss of $.08 per share.

      Signet also announced that its board of directors has authorized the buy-back of up to 5 percent of its common shares outstanding, to be completed by year-end. The impact of the buy-back is not included in the financial information relating to ADVANCE included in this release.

      "Management is committed to providing investors with the highest possible returns consistent with prudent capital management," said Malcolm S. McDonald, chairman and chief executive officer.


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      "To  succeed  in  business,  we must  serve  the  needs of  customers  and shareholders," he continued. "We have created a blueprint for our future which does just that. Through these changes, Signet will achieve significantly increased profitability."

      Signet will reshape itself in many ways. The program will enhance technology--a vital component for success--and revamp operations to provide flexibility, efficiency, speed, focus and economies of scale.

      Implementation of ADVANCE action plans will occur over the next 18 months and will include the sale of 39 branches located in Southwest Virginia, the Northern Neck of Virginia and the Eastern Shore of Virginia and Maryland. Signet expects to receive a significant premium in connection with the sale, but operating earnings will be reduced by an estimated $.12 per share, annualized.

      "The sale of these branches was one of our most difficult decisions," McDonald said. He indicated that a painstaking analysis led to the decision to concentrate capital and resources in the more rapidly growing, densely populated area from Baltimore to Washington through Richmond to Hampton Roads where customers can be served more efficiently with better returns on investments in technology.

      Through ADVANCE, Signet employees generated about 3,900 improvement initiatives of which approximately 1,900 are expected to be implemented.

      "These are changes people believe in," McDonald said. "Employee input demonstrates a high level of commitment and creativity. Signet's action plans will help make our vision of the company's future a reality. In every case, ADVANCE allowed us to test ideas and prove to our satisfaction that we have made decisions that will provide superior customer and shareholder value."

      Successful implementation of ADVANCE will increase revenues through enhanced sales and service delivery channels, value-based pricing and clear customer segment differentiation. Expense reduction will stem from creating common functions across business lines, process redesign, automation and systems integration.

      During the next 18 months, Signet will invest about $41 million in new computer technology, both hardware and software. That investment will be funded by savings achieved through ADVANCE--already netted out from the numbers quoted earlier.

      "Signet's state-of-the-art technology and process redesign will provide comprehensive, integrated information about our prospective and current customers," said T. Gaylon Layfield III, president and chief operating officer. "It will allow rapid development of new service and product packages and create flexible, common information platforms across business areas. Signet's employees will be able to serve our current and future customers at the highest added value."


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      A new  integrated  customer  service  platform  will  serve as the core of
Signet's systems and operations redesign. It will move Signet to more flexible computer applications and platform architecture and will help the company to meet its Year 2000 code requirements.

      In addition to technological changes, Signet will adopt operational changes that will streamline, consolidate and centralize many important functions. Signet will organize itself around various consumer and business customer segments that will focus on building in-depth, long-term relationships and growing revenues. Underlying these will be redesigns of such key processes as customer acquisition, service and management, credit underwriting and collections.

      Some specific changes include consolidating sales and service for corporate customers. Private banking and personal trust will be consolidated for private clients, and operations will be standardized in this segment. Student loan processing and facilities management will be outsourced over time. Centralized vendor management and procurement should save $7 million annually.

      Signet began ADVANCE committed to reducing the impact of redesign on people. While 1,135 positions were eliminated, actual employee impact will be considerably less because 808 positions were reduced without layoffs--311 by a hiring freeze, 156 by voluntary separations, 176 by projected attrition and 165 by the proposed sale of branches. As a result, layoffs were limited to 327 employees, 7.5 percent of Signet's total employee base, and such persons will receive enhanced severance packages and job search assistance.

      "The last seven months have been challenging for the Signet team, and I want to thank everyone for their contributions," McDonald said. "This work has been necessary. Signet will continue to be a growing and profitable financial institution that provides excellent service to our customers, a sound investment for shareholders and an active supporter of communities in our branch markets."

      Aston Associates, a financial services advisory firm based in Greenwich, Conn., facilitated the redesign efforts.

      Signet, a $12 billion financial institution headquartered in Richmond, has offices in Virginia, Maryland and the District of Columbia. Signet offers a wide array of financial services and products through its consumer, commercial and capital markets businesses. It also markets products nationally through direct mail and other remote delivery channels.

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When used in this press  release,  or in oral  statements  relating to the press release made with the approval of an authorized Company executive officer, the words or phrases "would be," "will allow," "will enable," "intends to," "will
likely   result,"  "are  expected  to,"  "expects  to,"  "will   continue,"  "is

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anticipated,"  "estimate,"  "project"  or similar  expressions  are  intended to
identify  "forward-looking   statements"  within  the  meaning  of  the  Private
Securities Litigation Reform Act of 1995.

While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Factors that might cause such a difference include, but are not limited to: sharp and/or rapid changes in interest rates that could, among other things, impact the Company's interest margins; significant changes in the economic scenario from the currently anticipated scenario which could materially change anticipated credit quality, charge-off and delinquency trends and the ability to generate new loans; significantly increased competition in the banking and financial services industries; significant delays in or inability to grow revenues and/or control expenses to improve the Company's efficiency ratio; changes in the capital markets that could affect the ability of the Company to fund itself in a cost-effective manner; and significant changes in accounting, tax, or governmental and regulatory practices or requirements. Further information about factors affecting the Company's business and operations are included in the Company's most recent Form 10-K.

In addition, any forward-looking statements relating to ADVANCE involve significant risks and uncertainties. Actual results derived from ADVANCE may differ significantly from the results discussed in such forward-looking statements. Factors that could cause such a difference include, but are not limited to: expected cost savings from ADVANCE cannot be fully realized or realized within the expected time frame; income or revenues from ADVANCE are lower than expected or operating costs are higher; competitive pressures in the banking and financial services industries increase significantly, particularly in connection with nationwide product delivery; business disruption related to implementation of certain ADVANCE programs or methodologies; general economic conditions either nationally or in states in which the Company seeks to expand its business opportunities are weaker than expected; or other unanticipated occurrences which could delay the implementation of all or part of ADVANCE, increase the costs associated with the project or decrease the financial benefits of the project.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

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